VIA EDGAR

Morgan, Lewis & Bockius LLP
600 Anton Boulevard, Suite 1800
Costa Mesa, CA 92626

April 29, 2016

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention: Division of Investment Management

Re:	City National Rochdale Funds (filing relates to the City National Rochdale Emerging Markets Fund (the “Fund”)) (File Nos. 333–16093 and 811–07923)

Ladies and Gentlemen:

This letter summarizes the comments provided to Beau Yanoshik as a representative of City National Rochdale Funds (the “Registrant”) by Mr. Asen Parachkevov of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on April 8, 2016, regarding Post-Effective Amendment Number 78 to Registrant’s Form N-1A registration statement under the Securities Act of 1933 (Amendment Number 79 under the Investment Company Act of 1940). Responses to all of the comments are included below.

1.	Comment: In the “Custodian” section of the SAI, please name the custodian of the Mauritius Subsidiary (as defined in Post-Effective Amendment Number 78).

Response: The Mauritius Subsidiary’s custodian is Deutsche Bank in Mumbai, India, and has been identified in the “Custodian” section of the SAI.

2.	Comment: In the response letter, please confirm the following:

a.	The Mauritius Subsidiary’s financials are consolidated with the Fund’s financials.
b.
The Fund’s management fees included in the “Fees and Expenses of the Fund” table includes any management fees paid by the Mauritius Subsidiary (or, if applicable, that the Mauritius Subsidiary does not pay any management fees).

c.	The Advisory Agreement for the Mauritius Subsidiary is reviewed on an annual basis.
d.	The Mauritius Subsidiary and Fund comply with Section 8 of the Investment Company Act of 1940 on an aggregate basis.

Response: Please see below:

a.	The Registrant confirms that the Mauritius Subsidiary’s financials are consolidated with the Fund’s financials.
b.
Pursuant to the Investment Management Agreement between the Adviser and the Mauritius Subsidiary (the “Mauritius Agreement”), the Adviser does not receive any compensation from the Mauritius Subsidiary for the investment management and advisory services furnished or provided to the Mauritius Subsidiary.

c.
The Mauritius Agreement was initially approved by the Board of Trustees of the Trust in February 2013 for an initial two-year term which commenced March 28, 2013. Prior to the expiration of the initial term, management of the Trust inadvertently failed to request that the Board of Trustees of the Trust approve renewal of the Mauritius Agreement. At the in-person meeting of the Board of Trustees scheduled for May 12, 2016, management of the Trust will request that the Board of Trustees of the Trust ratify and approve the renewal of the Mauritius Agreement for the years ended March 28, 2016, and March 28, 2017. In the future, the Board will be asked to approve renewal of the Mauritius Agreement annually at the same time the Board is asked to approve the Trust’s other advisory and sub-advisory agreements, at the Board’s regular August meeting.

d.	The Registrant confirms that the Mauritius Subsidiary and the Fund comply with Section 8 of the Investment Company Act of 1940 on an aggregate basis.

3.
Comment: Please include a statement in the registration statement that the Mauritius Subsidiary and Fund comply with the leveraging and capital structure requirements of Section 18 of the Investment Company Act on an aggregate basis.

Response: The Registrant has added the requested disclosure.

4.	Comment: The staff notes the inclusion of an “Underlying Funds” risk discussion. Please confirm the Fund’s acquired fund fees and expenses did not exceed 0.01% during the past fiscal year.

Response: The Registrant confirms the Fund’s acquired fund fees and expenses did not exceed 0.01% during the fiscal year ended September 30, 2015.

5.	Comment: The staff notes the inclusion of a “Sector Concentration” risk discussion. In the response letter, please identify any sector that exceeds 25% of the Fund’s portfolio.

Response: The Registrant confirms that as of September 30, 2015, the Fund did not invest greater than 25% of its net assets in any sector. As of that date, 24.8% of the Fund’s net assets were invested in issuers in the Financials sector.

6.
Comment: In the “Performance” section of the Prospectus, please include a statement noting that the expenses of Class Y shares of the Fund are expected to be higher or lower (as applicable) than the expenses of Class N shares of the Fund and, therefore, the performance of Class Y shares of the Fund are expected to be lower or higher (as applicable) than the performance of Class N shares of the Fund.

Response: The Registrant has added the requested disclosure.

7.
Comment: In the “Other Directorships Held by Trustee” column in the Trustee table included in the “Management of the Trust” section of the SAI, please confirm the information included in the column covers the past five years.

Response: The Registrant confirms that the information included in such column covers the past five years and has revised the heading of the column to clarify this.

8.	Comment: In the “Portfolio Transactions” section of the SAI, please explain if the Adviser complies with the safe harbor of Section 28(e) of Securities Exchange Act of 1934.

Response: The Adviser has confirmed that it complies with the safe harbor of Section 28(e) of Securities Exchange Act of 1934, and the Registrant has added the requested disclosure.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 714-830-0679 should you have any questions or comments regarding the Proxy Statement.

Sincerely,

/s/ Laurie A. Dee

Laurie A. Dee
Morgan, Lewis & Bockius LLP

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